

SECUR 03051165 ... COMMISSION
Washington, D.C. 20549

AM 8-22-2003

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 5 2003
DIVISION OF MARKET REGULATION

CM

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number	3235-0123
Expires:	October 31, 1989
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-43249

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

:PORT FOR THE PERIOD BEGINNING 1/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

.ME OF BROKER-DEALER:

Fieldstone Services Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

DRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1177 Avenue of the Americas
(No. and Street)

New York, | New York | 10036
(City) | (State) | (Zip Code)

ME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George M. Livingstone, III (212) 626-1441
(Area Code — Telephone No.)

PROCESSED
AUG 25 2003
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

)EPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name — if individual, state last, first, middle name)

50 Broad Street | New York | N.Y. | 10004
(Address) | (City) | (State) | Zip Code)

RECEIVED
MAY 06 2003
NASD
DISTRICT 10

RECEIVED
MAY - 1 2003

ECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

ims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant st be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5

OATH OR AFFIRMATION

I, Charles J. Hill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fieldstone Services Corp., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

______

______

______

Signature

President

Title

Notary Public

RACHEL N. MOTI
Notary Public, State of New York
No. 01MO6022424
Qualified in Queens County
Commission Expires March 29, 20 03

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grant Thornton

Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder of
Fieldstone Services Corp.

In planning and performing our audit of the financial statements and supplemental schedule of Fieldstone Services Corp. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
March 28, 2003

REPORT PURSUANT TO RULE 17a-5(d) AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

FIELDSTONE SERVICES CORP.
(An indirect wholly-owned subsidiary of Gensec Bank Limited)

December 31, 2002

CONTENTS

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholder of
Fieldstone Services Corp.

We have audited the accompanying statement of financial condition of Fieldstone Services Corp. (the "Company") as of December 31, 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fieldstone Services Corp. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

New York, New York
March 28, 2003

60 Broad Street
New York, NY 10004

Fieldstone Services Corp.
(An indirect wholly-owned subsidiary of Gensec Bank Limited)

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS

Cash and cash equivalents	$201,173
Total assets	$201,173

LIABILITIES AND STOCKHOLDER'S EQUITY

Payable to Parent	$ 1,720
Total liabilities	1,720
Stockholder's equity	
Common stock, $.01 par value; 3,000 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	200,199
Accumulated deficit	(747)
Total stockholder's equity	199,453
Total liabilities and stockholder's equity	$201,173

The accompanying notes are an integral part of this statement.

Fieldstone Services Corp.
(An indirect wholly-owned subsidiary of Gensec Bank Limited)

STATEMENT OF OPERATIONS

Year ended December 31, 2002

Revenues	
Advisory services	$3,248,148
Brokerage commissions, net of commissions, clearing expenses and settlement losses of $1,224,085	1,435,699
Interest	2,349
	4,686,196
Expenses	
Service fees	4,683,847
Other	3,096
	4,686,943
Loss before provision for income taxes	(747)
Provision for income taxes	-
NET LOSS	$ (747)

The accompanying notes are an integral part of this statement.

Fieldstone Services Corp.
(An indirect wholly-owned subsidiary of Gensec Bank Limited)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year ended December 31, 2002

	Common stock	Additional paid-in capital	Accumulated deficit	Total stockholder's equity
Balance at January 1, 2002	$1	$200,199	$ -	$200,200
Net loss	—		(747)	(747)
Balance at December 31, 2002	$1	$200,199	$(747)	$199,453

The accompanying notes are an integral part of this statement.

Fieldstone Services Corp.
(An indirect wholly-owned subsidiary of Gensec Bank Limited)

STATEMENT OF CASH FLOWS

Year ended December 31, 2002

Cash flows from operating activities	
Net loss	$ (747)
Net cash used in operating activities	(747)
NET DECREASE IN CASH	(747)
Cash at beginning of year	201,920
Cash at end of year	$201,173
Supplemental disclosure of noncash investing and financing activity:	
Transfer of receivables and related payables to Parent	$481,612

The accompanying notes are an integral part of this state

Fieldstone Services Corp.
(An indirect wholly-owned subsidiary of Gensec Bank Limited)

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

NOTE A - ORGANIZATION AND DESCRIPTION OF BUSINESS

Fieldstone Services Corp. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company provides advisory services to clients with respect to corporate restructurings, recapitalization and leveraged buyouts and other similar financings. Additionally, the Company engages in the sale of corporate and municipal bonds on an agency basis to U.S. institutional customers.

The Company is exempt from rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that rule.

The Company is wholly-owned by Fieldstone, Inc. (the "Parent"). As more fully described in Note D, the Company has a service agreement with its Parent relating to employees and other services. The accompanying financial statements may not be indicative of the financial condition or results of operations if the Company had been operated as an unaffiliated entity. The Company receives an economic benefit that is not reflected in its financial statements through this arrangement.

On February 27, 2002, an agreement and plan of merger was entered into among the owners of Fieldstone L.L.C., the parent of Fieldstone, Inc., and Donerrly Limited, a wholly-owned subsidiary of Gensec Bank Limited ("Gensec"), a South African investment bank, and various related parties. This agreement provided for the acquisition of Fieldstone L.L.C. by Gensec through a series of mergers. Those mergers occurred on February 28, 2002 and April 12, 2002, and, as a result, the Company has become an indirect wholly-owned subsidiary of Gensec.

Gensec is a wholly-owned subsidiary of Sanlam Limited, South Africa's second largest insurer, which is listed on The Johannesburg Securities Exchange.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers its investments in financial instruments with maturities of less than 90 days when issued to be cash equivalents. As of December 31, 2002, the Company invested $200,000 in a commercial paper program sponsored by the Bank of New York; maturities are less than 30 days.

NOTE B (continued)

Securities Transactions

The Company records securities transactions executed for its customers on a settlement-date basis. Related revenues and expenses from these transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

Advisory Services Revenue

Revenues from advisory and placement services are recognized when the work is substantially completed and realization is reasonably assured. Restructuring fees are recorded upon the effective date of transactions. Retainer fees are recognized over the period in which services are rendered.

Income Taxes

The Company is subject to Federal, state and local corporate income taxes. The Company is included in the consolidated Federal tax return of its Parent. The Company accounts for taxes on a separate company basis, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which also requires the recognition of tax benefits or expenses on temporary differences between the financial reporting and tax bases of its assets and liabilities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net capital, as defined, of $100,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2002, the Company had net capital of $199,453, which exceeded its requirement of $100,000 by $99,453. At December 31, 2002, the Company's ratio of aggregate indebtedness to net capital was 0.009 to 1.

NOTE D - SERVICE AGREEMENT WITH PARENT

The Company has a service agreement with the Parent under which the Parent provides its employees and other requested services as may be required by the Company. The Company pays the Parent the amount by which its revenues exceed its expenses for those services. The fee is recorded as service fee expense in the statement of operations. At year-end, the Company's rights to receivables are transferred to the Parent. The transfer, which is irrevocable and without recourse, is used to satisfy the Company's payables to the Parent of the same amount.

Total service fee expense was approximately $4,684,000 for the year ended December 31, 2002. Receivables of $70,000 for advisory services revenues and $411,612 for brokerage commissions were transferred to the Parent at December 31, 2002.

NOTE E - TRANSACTIONS WITH CLEARING BROKER

The Company conducts business with its clearing broker on an agency basis on behalf of its customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement.

The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions.

Additionally, the Parent maintains the Company's clearing deposit with its clearing broker on behalf of the Company.

NOTE F - OFF-BALANCE-SHEET RISK, CONCENTRATION RISK AND CREDIT RISK

In the normal course of business, the Company executes with its clearing broker, as agent, transactions on behalf of its customers where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions. Should a counterparty not fulfill its obligations in any of these transactions, the Company may be required to buy or sell the securities at prevailing market prices in the future on behalf of their customers.

SUPPLEMENTARY INFORMATION

Fieldstone Services Corp.
(An indirect wholly-owned subsidiary of Gensec Bank Limited)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2002

Net capital	
Ownership equity qualified for net capital	$199,453
Deductions and/or charges	
Nonallowable assets	
Other	-
Net capital before haircuts on securities positions	199,453
Haircuts	-
Net capital	199,453
Minimum net capital requirement - the greater of 6-2/3% of aggregate indebtedness of $1,720 or $100,000	100,000
Excess net capital	$ 99,453
Ratio of aggregate indebtedness to net capital	0.009 to 1

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing, as amended.